UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

Nanosphere, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
63009F105
(CUSIP Number)
Laura Mondrowski, Esq.
Lurie Investments, Inc.
440 West Ontario Street
Chicago, Illinois 60654
(312) 466-3750
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS Lurie Investment Fund, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,006,136

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,006,136

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,006,136

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS Eagle Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,030,460

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		4,030,460

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,030,460

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS AOQ Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,008,979

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,008,979

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,008,979

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS Alfa-Tech, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,617,172

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,617,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,617,172

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS Anda-Proquest, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,350,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,350,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,350,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS Lurie Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		74,324

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		74,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	74,324

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS WASK Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,486

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		36,486

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,486

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS LFT Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		600,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		600,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	600,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS Ann and Robert H. Lurie Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		112,891

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		112,891

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	112,891

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	63009F105

1	NAMES OF REPORTING PERSONS Mark Slezak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		24,324

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,830,312

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,324

WITH	10	SHARED DISPOSITIVE POWER

		10,830,312

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,854,636

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	24.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	63009F105
This Amendment No. 4 amends the Schedule 13D filed by certain of the Reporting Persons on December 1, 2008, as previously amended on March 23, 2009, June 18, 2009, and October 21, 2009 (as so amended, the “Schedule 13D”). Except as specifically amended hereby, the Schedule 13D remains in full force and effect. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in such Schedule 13D.

Item 2.	Identity and Background.
Item 2 is hereby amended and restated in its entirety as follows:
(a)-(f)
This Schedule 13D is being filed jointly by Lurie Investment Fund, L.L.C. (“LIF”), Eagle Capital Management, LLC (“ECM”), Alfa-Tech, LLC (“ATL”), Anda-Proquest, LLC (“APL”) AOQ Trust, WASK Investments, LLC (“WASK”), LFT Partnership (“LFT”), the Ann and Robert H. Lurie Foundation (the “Foundation”), Lurie Investments, Inc. (“LII”) and Mark Slezak (collectively, the “Reporting Persons”). LIF, ECM, ATL, APL and WASK are each Delaware limited liability companies. LII is an Illinois corporation. AOQ Trust is a trust administered under the laws of Illinois. LFT is an Illinois general partnership. The Foundation is an Illinois not-for-profit corporation. Mark Slezak is the investment manager of LFT and the managing member of APL and WASK. Mark Slezak is the sole member of ECM which is the sole managing member of ATL. ECM as the Executive Managing Member of LIF has the sole voting and dispositive power over the shares of Common Stock held by LIF. Mark Slezak is a trustee of the AOQ Trust. Mark Slezak is the chief executive officer and a director of LII. Ann Lurie is the president and a director of LII. The sole stockholder of LII is the Ann Lurie Revocable Trust, a trust administered under the laws of Illinois. The Foundation is a charitable organization of which Ann Lurie is president and a director and Mark Slezak is a vice president and a director. The principal business of each LIF, ECM, ATL, APL, WASK, LII, AOQ Trust and the Ann Lurie Revocable Trust is investments. The principal business of Mark Slezak is acting as an investment advisor to a family investment office. Mr. Slezak is also chairman of the board of directors of the Issuer. The principal business of Ann Lurie is private investments. Mark Slezak and Ann Lurie are citizens of the United States.
The business address for each of the Reporting Persons and each of the other persons named in this Item 2 is 440 West Ontario Street, Chicago, Illinois 60654. None of the Reporting Persons or any of the other persons named in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following as the last paragraph thereof:
On May 10, 2011, ATL and APL, using working capital, each purchased 1,350,000 shares of Common Stock in an underwritten offering at a purchase price of $2.20 per share (such shares, the “May 2011 Purchased Shares” and collectively with the AOQ Purchased Shares, the LII Purchased Shares, the LIF Purchased Shares, the May 2009 Purchased Shares, and the October 2009 Purchased Shares, the “Purchased Shares”).

CUSIP No.	63009F105

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) Amount beneficially owned:	Percent of class:**

LIF	4,006,136	shares*	9.0%
ECM	4,030,460	shares*	9.1%
ATL	2,617,172	shares	5.9%
AOQ Trust	2,008,979	shares	4.6%
APL	1,350,000	shares	3.1%
WASK	36,486	shares*	0.1%
Foundation	112,891	shares	0.3%
LII	74,324	shares	0.2%
LFT	600,000	shares	1.4%
Mark Slezak	10,854,636	Shares*	24.6%

*
No longer includes warrants which expired on April 12, 2011 and until such date were immediately exercisable to purchase shares of Common Stock as follows: ECM and LIF, 136,340 shares; WASK, 6,015 shares; the Foundation; 18,610 shares; Mark Slezak, 160,965 shares.

**
Based on 44,126,506 shares of Common Stock outstanding as of May 11, 2011 as reported by the Issuer in its (i) Prospectus Supplement dated and filed with the Securities and Exchange Commission on May 10, 2011 and (ii) Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2011.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote

LIF	0 shares
ECM	0 shares
ATL	0 shares
APL	0 shares
AOQ Trust	0 shares
WASK	0 shares
Foundation	0 shares
LII	0 shares
LFT	0 shares
Mark Slezak	24,324 shares
(ii) Shared power to vote or to direct the vote

LIF	4,006,136 shares
ECM	4,030,460 shares
ATL	2,617,172 shares
APL	1,350,000 shares
AOQ Trust	2,008,979 shares
WASK	36,486 shares
Foundation	112,891 shares
LII	74,324 shares
LFT	600,000 shares
Mark Slezak	10,830,312 shares*

CUSIP No.	63009F105
(iii) Sole power to dispose or direct the disposition of

LIF	0 shares
ECM	0 shares
ATL	0 shares
AOQ Trust	0 shares
APL	0 shares
WASK	0 shares
Foundation	0 shares
LII	0 shares
LFT	0 shares
Mark Slezak	24,324 shares
(iv) Shared power to dispose or to direct the disposition of

LIF	4,006,136 shares
ECM	4,030,460 shares
ATL	2,617,172 shares
APL	1,350,000 shares
AOQ Trust	2,008,979 shares
WASK	36,486 shares
Foundation	112,891 shares
LII	74,324 shares
LFT	600,000 shares
Mark Slezak	10,830,312 shares*

**	Mr. Slezak shares voting and dispositive power over the 2,008,979 shares held by AOQ Trust with Ann Lurie who is also a trustee of AOQ Trust. See Item 2 for more information about Ann Lurie.
Mark Slezak as (i) the managing member of ECM, which is the executive managing member of LIF and the managing member of ATL and APL, (ii) the managing member of WASK; (iii) the Investment Manager of LFT; (iv) an executive officer and director of LII and the Foundation and (v) a trustee of AOQ Trust may be deemed to be the beneficial owner of the shares of Common Stock held by those entities. Mr. Slezak disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
(c) Except for the May 2011 Purchased Shares described in Item 3 hereof, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons.

CUSIP No.	63009F105
(d) No persons other than the Reporting Persons have the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.
(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
All of the directors and executive officers of the Issuer including Mark Slezak, chairman of the board of directors of the Issuer and one of the Reporting Persons, executed a lock-up agreement (the “Lock-up Agreement”) dated May 10, 2011 with Piper Jaffray & Co. (the “Underwriter”) in connection with the acquisition of the May 2011 Purchased Shares that prohibits him from offering for sale, pledging, assigning, encumbering, announcing the intention to sell, selling, contracting to sell, granting any option, right or warrant to purchase, or otherwise transferring or disposing of, any shares of the Common Stock or any securities convertible into or exercisable or exchangeable for shares of the Common Stock for a period of at least 90 days following the date of the prospectus supplement (which was dated May 10, 2011) offering the Common Stock including the May 2011 Purchased Shares without the prior written consent of the Underwriter. The Lock-up Agreement does not prohibit Mark Slezak from transferring shares of Common Stock for bona fide estate or tax planning purposes, subject to certain requirements, including that the transferee be subject to the same lock-up terms, or pursuant to Rule 10b5-1 trading plans in existence as of the date of the prospectus supplement. The 90-day lock-up is subject to extension if (i) during the last 17 days of the lock-up period the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs or (ii) prior to the expiration of the lock-up period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in the Lock-up Agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless the Underwriter waives the extension in writing. This description of the Lock-up Agreement is qualified in its entirety by reference to the full text of the document, a copy of which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
1. Amended and Restated Joint Filing Agreement, dated as of May 18th, 2011 by among Lurie Investment Fund, L.L.C., Eagle Capital Management, LLC, Alfa-Tech, LLC, Anda-Proquest, LLC, AOQ Trust, WASK Investments, LLC, Lurie Investments, Inc., the Ann and Robert H. Lurie Foundation, LFT Partnership and Mark Slezak.
2. Lock-up Agreement dated May 10, 2011 between Piper Jaffray & Co. and Mark Slezak (Incorporated by reference to the Form of Lock-up Agreement filed as Exhibit A to Exhibit 1.1 to the Current Report on Form 8-K of Nanosphere, Inc. filed on May 13, 2011.

CUSIP No.	63009F105
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: May 18, 2011

Lurie Investment Fund, L.L.C.
By:	Eagle Capital Management, LLC
Executive Managing Member

/s/ Mark Slezak
By:	Mark Slezak
Sole Member

Eagle Capital Management, LLC

/s/ Mark Slezak
By:	Mark Slezak
Sole Member

Alfa-Tech, LLC
By:	Eagle Capital Management, LLC
Managing Member

/s/ Mark Slezak
By:	Mark Slezak
Sole Member

Anda-Proquest, LLC

/s/ Mark Slezak
By:	Mark Slezak
Managing Member

AOQ Trust

/s/ Mark Slezak
By:	Mark Slezak
Trustee

CUSIP No.	63009F105

Lurie Investments, Inc.

/s/ Mark Slezak
By:	Mark Slezak
Chief Executive Officer

WASK Investments, LLC

/s/ Mark Slezak
By:	Mark Slezak
Managing Member

LFT Partnership

/s/ Mark Slezak
By:	Mark Slezak
Investment Manager

Ann and Robert H. Lurie Foundation

/s/ Mark Slezak
By:	Mark Slezak
Vice President